SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Transforms Citizen Experience with New Centralized Gateway to Government Services, dated September 3, 2024

99.2	NICE Enlighten Copilot Wins 2024 BIG Innovation Award for AI Excellence and Advanced Conversational AI, dated September 4, 2024

99.3	NICE Named Undisputed Leader for Second Consecutive Year in Metrigy’s 2024 CCaaS Provider Ranking, dated September 5, 2024

99.4	Pinal County Attorney’s Office Latest Prosecutor to Deploy NICE Justice for Digital Evidence Management, dated September 9, 2024

99.5	Dutch Railways Digitally Revolutionizes Transportation with NICE CXone, dated September 10, 2024

99.6	NICE Actimize 2024 Fraud Insights Report Shows Investment and Romance Scams Pose Increased Consumer Risk, dated September 11, 2024

99.7	Arrow XL Selects NICE CXone Leveraging the Platform’s Complete Digital Portfolio and AI-Powered CX, dated September 12, 2024

99.8	Boon Rawd Supply Chain Moves to the Cloud with NICE CXone, dated September 17, 2024

99.9	NICE Actimize Launches AI-Powered Fraud Investigations Solution to Mitigate Losses and Maximize Efficiencies, dated September 24, 2024

99.10	Banco PAN Revolutionizes CX with NICE CXone, dated September 25, 2024

99.11	NICE Actimize Wins 2024 FTF News Technology Innovation Award for Best Operational Risk Management Solution, dated September 26, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Tali Mirsky
Name:	Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated: October 7, 2024

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Transforms Citizen Experience with New Centralized Gateway to Government Services, dated September 3, 2024

99.2	NICE Enlighten Copilot Wins 2024 BIG Innovation Award for AI Excellence and Advanced Conversational AI, dated September 4, 2024

99.3	NICE Named Undisputed Leader for Second Consecutive Year in Metrigy’s 2024 CCaaS Provider Ranking, dated September 5, 2024

99.4	Pinal County Attorney’s Office Latest Prosecutor to Deploy NICE Justice for Digital Evidence Management, dated September 9, 2024

99.5	Dutch Railways Digitally Revolutionizes Transportation with NICE CXone, dated September 10, 2024

99.6	NICE Actimize 2024 Fraud Insights Report Shows Investment and Romance Scams Pose Increased Consumer Risk, dated September 11, 2024

99.7	Arrow XL Selects NICE CXone Leveraging the Platform’s Complete Digital Portfolio and AI-Powered CX, dated September 12, 2024

99.8	Boon Rawd Supply Chain Moves to the Cloud with NICE CXone, dated September 17, 2024

99.9	NICE Actimize Launches AI-Powered Fraud Investigations Solution to Mitigate Losses and Maximize Efficiencies, dated September 24, 2024

99.10	Banco PAN Revolutionizes CX with NICE CXone, dated September 25, 2024

99.11	NICE Actimize Wins 2024 FTF News Technology Innovation Award for Best Operational Risk Management Solution, dated September 26, 2024